Exhibit 5.1

Greenberg
Traurig

May 10, 2007

U.S. Dry Cleaning Corporation
125 Tahquitz Canyon Way, Suite 203
Palm Springs, CA 92262

Re:	Offering of Units Consisting of Common Stock and Warrants to Purchase Common Stock pursuant to Registration Statement on Form SB-2 - Registration No. 333-139689

Gentlemen:

You have requested our opinion with respect to certain matters in connection with the sale by U.S. Dry Cleaning Corporation, a Delaware corporation (the "Company"), of an aggregate of up to three million (3,000,000) units (the "Units") pursuant to the Registration Statement on Form SB-2, Registration No. 333-139689, initially filed by the Company with the Securities and Exchange Commission (the "Commission") on December 27, 2006 and as amended by pre-effective amendments dated March 1, 2007, March 30, 2007, April 20, 2007 and May 10, 2007 (the "Registration Statement"), with each unit consisting of one share of common stock, $0.001 par value per share, of the Company (the "Common Stock") and one redeemable warrant to purchase one share of Common Stock. The Registration Statement covers: (a) 3,000,000 Units to be sold by certain of our officers and directors as our representatives and to be sold pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") by and between the Company and US EURO Securities, Inc. (the "Underwriter"); (b) 3,000,000 shares of Common Stock included in the Units (the "Unit Shares"); (c) 3,000,000 redeemable warrants included in the Units (the "Unit Warrants") exercisable pursuant to the terms of the Warrant Agency Agreement by and between the Company and Interwest Transfer Company, Inc.; (d) a warrant to purchase an aggregate of 300,000 shares of Common Stock to be issued by the Company to the Underwriter pursuant to the terms of the Underwriting Agreement (the "Underwriter's Warrant"); and (e) 3,300,000 shares of Common Stock issuable upon exercise of Unit Warrants and the Underwriter's Warrant.

In connection with this opinion, we have examined and relied upon the Registration Statement, the related prospectus, the Underwriting Agreement, the Warrant Agency Agreement, the Underwriter's Warrant Agreement, the form of Underwriter's Warrant, the certificate of incorporation, as amended, of the Company as currently in effect, the bylaws of the Company, as amended to date, originals or copies certified to our satisfaction of the Company's minute book, and such other records, documents, certificates, memoranda and other instruments as we have deemed necessary or appropriate to enable us to render the opinions expressed below. We have assumed, with your consent, the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the authenticity of the originals of such copies, the legal capacity of natural persons, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements and representations of the Company and its officers and other representatives and of public officials.

As your counsel in connection with this transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the authorization, issuance and sale of the Units, the Unit Shares, the Unit Warrants, the Underwriter's Warrant, and the shares underlying the respective warrants.

In addition, the opinions hereinafter expressed are subject to the following exceptions, qualifications, limitations, and assumptions:

(a) We express no opinion as to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors;

(b) We express no opinion as to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity);

(c) This opinion is qualified by the limitations imposed by statutes and principles of law and equity that provide that certain covenants and provisions of agreements are unenforceable where such covenants or provisions are unconscionable or contrary to public policy or where enforcement of such covenants or provisions under the circumstances would violate the enforcing party's implied covenant of good faith and fair dealing;

(d) The Unit Warrants, the Warrant Agency Agreement, the Underwriting Agreement, the Underwriter's Warrant Agreement, and the Underwriter's Warrant constitute the legal, valid and binding obligation of each party to such agreement (other than the Company) enforceable against such parties (other than the Company) in accordance with their terms;

(e) When issued, the Unit Shares and the shares of Common Stock issuable upon exercise of the Unit Warrants and the Underwriter's Warrant will be evidenced by appropriate certificates that have been properly executed and delivered; and

(f) the Underwriting Agreement has been performed by each party (other than the Company).

Based upon and subject to the foregoing, we are of the following opinions:

1. When issued and sold in the manner described in the Registration Statement and pursuant to the terms of the Underwriting Agreement, the Units and the Unit Shares included therein will be validly issued, fully paid and nonassessable.

2. When issued and sold in the manner described in the Registration Statement and pursuant to the terms of the Warrant Agency Agreement, when countersigned by the warrant agent, the Unit Warrants will represent a binding obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, preference, moratorium or similar laws affecting the rights and remedies of creditors generally and subject to general principles of equity including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

3. When executed by the Company, the Underwriter's Warrant will represent a binding obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, preference, moratorium or similar laws affecting the rights and remedies of creditors generally and subject to general principles of equity including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

4. When issued and sold by the Company against payment therefor pursuant to the terms of the Underwriter's Warrant and the Underwriter's Warrant Agreement, the shares of Common Stock issuable upon the exercise of the Underwriter's will be validly issued, fully paid and nonassessable.

5. When issued and sold by the Company against payment therefor pursuant to the terms of the Unit Warrants and the Warrant Agency Agreement, the shares of Common Stock subject to the Unit Warrants will be validly issued, fully paid and nonassessable.

We are members of the Bar of the State of California and, accordingly, do not purport to be experts on or to be qualified to express any opinion herein concerning, nor do we express any opinion herein concerning, any law other than the laws of the State of California, the General Corporation Law of the State of Delaware and the federal law of the United States.

We consent to the use of this opinion as an exhibit incorporated by reference in the Registration Statement and to the use of our name under the caption "Legal Matters" in the prospectus.

Very truly yours,

/s/ GREENBERG TRAURIG, LLP

GREENBERG TRAURIG, LLP